Filed by Dragoneer Growth Opportunities Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and

Rule 14d-2(b) under the Securities Exchange Act of 1934

(Commission File No. 001-39447)

On March 15, 2021, CCC Information Services Inc. (“CCC”) issued the following press release. The press release may be accessed on CCC’s website at https://cccis.com/news-and-insights/company-news/.

PRESS RELEASE	CCC Media Contact: Michelle Hellyar

CCC APPOINTS SOFTWARE INDUSTRY VETERAN SHIVANI GOVIL AS

CHIEF PRODUCT OFFICER

A Seasoned Executive In Enterprise SaaS and AI Technology, Govil Joins CCC to

Drive Product Innovation for the P&C Insurance Industry Technology Leader

CHICAGO – March 15, 2021 – CCC Information Services Inc. (CCC), a leading SaaS platform for the P&C insurance economy, strengthens its executive team by adding Shivani Govil as Chief Product Officer. Govil will lead the company’s product strategy, product management, and marketing functions and advance the company’s strategic vision of delivering AI, IoT, customer experience, and network management solutions. The CCC Cloud connects 30,000 businesses across the multi-trillion-dollar P&C insurance economy including insurers, automakers, collision repairers, lenders, and more.

In February of this year, CCC announced plans to go public through a special purpose acquisition company (SPAC) merger deal with Dragoneer Growth Opportunities Corp., which valued CCC at approximately $7 billion. The company expects that certain proceeds from that transaction will be used to help fund software research and development. Shivani joins CCC at a time when technology is increasingly being applied to speed up and improve the auto claims experience for millions of policyholders annually.

“The scale of our network and speed of innovation drive our clients’ digital transformation objectives,” said CCC Chairman and CEO Githesh Ramamurthy. “Shivani is a world-class executive who brings strong expertise in leading large-scale product innovation and delivery. Her proven track record of supporting digital transformation across industries will play an important role in driving the success of CCC and our clients as we enter an exciting new phase of growth.”

PRESS RELEASE	CCC Media Contact: Michelle Hellyar

Before coming to CCC, Govil was executive vice president at Sage Software, UK’s largest publicly held software company. Prior to that, Govil served as global vice president at SAP Ariba, launching the company’s AI product portfolio across a network of 3 million buyers and suppliers. Govil has worked at both large companies and Silicon Valley tech startups and began her career in management consulting.

“CCC’s commitment to customers and delivering game-changing product innovation was foundational to my decision to join the technology powerhouse,” said Govil. “CCC’s leadership in AI-driven claims processing has made a meaningful impact on millions of policyholders already. I’m excited to be part of the CCC team and build upon its legacy of customer success. Together we will set the pace of innovation in the digital era.”

About CCC

CCC is a leading SaaS platform for the multi-trillion-dollar P&C insurance economy powering operations for insurers, repairers, automakers, part suppliers, lenders, and more. CCC cloud technology connects more than 30,000 businesses digitizing mission-critical workflows, commerce, and customer experiences. A trusted leader in AI, IoT, customer experience, network and workflow management, CCC delivers innovations that keep people’s lives moving forward when it matters most. Learn more about CCC at www.cccis.com.

Important Information and Where to Find It

A full description of the terms of the proposed business combination (business combination) between CCC and Dragoneer Growth Opportunities Corp. (Dragoneer) will be provided in a registration statement on Form S-4 (registration statement) to be filed with the Securities and Exchange Commission (SEC) by Dragoneer that will include a prospectus with respect to CCC’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of Dragoneer to vote on the business combination. Dragoneer urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/ prospectus as well as other documents filed with the SEC because these documents will

PRESS RELEASE	CCC Media Contact: Michelle Hellyar

contain important information about Dragoneer, CCC and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Dragoneer as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Dragoneer Growth Opportunity Corp., One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Dragoneer and CCC and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential business combination under the rules of the SEC. Information about the directors and executive officers of Dragoneer is set forth in Dragoneer’s final prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the Securities Act) on August 17, 2020 and is available free of charge at the SEC’s web site at www.sec.gov or by directing a request to: Dragoneer Growth Opportunity Corp., One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Dragoneer shareholders in connection with the potential business combination will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Dragoneer or CCC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

PRESS RELEASE	CCC Media Contact: Michelle Hellyar

Special Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ from the information expressed or implied by these forward-looking statements, and such differences may be material. Forward-looking statements in this press release include, but are not limited to, statements regarding future events, the proposed business combination between Dragoneer and CCC the proposed use of the proceeds of the business combination and our future growth and innovations. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the business combination; (2) the outcome of any legal proceedings that may be instituted against Dragoneer, CCC, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Dragoneer, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of Dragoneer or CCC as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth

PRESS RELEASE	CCC Media Contact: Michelle Hellyar

profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the business combination; (10) the possibility that Dragoneer, CCC or the combined company may be adversely affected by other economic, business and/or competitive factors, such as the COVID-19 pandemic; (11) CCC’s estimates of its financial performance, expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; (12) CCC management’s broad discretion concerning the use of proceeds from the business combination and (13) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the registration statement, and in Dragoneer’s other filings with the SEC. We cannot assure you that the forward-looking statements in this press release will prove to be accurate, and we caution you that past performance is not necessarily indicative of future results. The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.